# SEC Schedule 13D/A (Amendment No. 102) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MetLife, Inc., CIK 0001099219
CUSIP: 59156R108
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 200 Park Avenue, New York, New York (NY), 10166-0188
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0001111726
Persons authorized to receive notices and communications: Monica M. Curtis, MetLife, Inc., 200 Park Avenue, New York, New York (NY), 10166-0188, (212) 578-9500

## Reporting persons
- Board of Directors of MetLife, Inc., as an entity (CIK 0001111726): type of reporting person: insurance company (IC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 108,242,821; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 108,242,821 (16.28% of the class)
  Comment: *Unless otherwise indicated, all information relating to beneficial ownership of Shares by the Reporting Persons is as of July 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.01 per share
Name of issuer: MetLife, Inc.
Address of issuer's principal executive offices: 200 Park Avenue, New York, New York (NY), 10166-0188

## Item 4. Purpose of Transaction
Purpose of transaction:
The Board of Directors (the "Board") is reporting beneficial ownership of 108,242,821 shares of Common Stock (the "Shares") held by the MetLife Policyholder Trust (the "Trust") under the Plan of Reorganization, dated September 28, 1999, as amended (the "Plan"), of Metropolitan Life Insurance Company ("MetLife").

On April 7, 2000, 494,466,664 Shares were issued to the Trust pursuant to Section 5.2(d) of the Plan, a copy of which is attached as an exhibit to this statement. No consideration has been separately provided therefor by any member of the Board, except for Shares allocated to such member pursuant to the Plan. Since April 7, 2000, transactions by Beneficiaries (i) under the Purchase and Sale Program provided for by the Trust Agreement (as defined below), (ii) pursuant to the Issuer's split-off of Reinsurance Group of America, Incorporated, in September 2008, and (iii) to withdraw Shares from the Trust, as well as escheatment of unclaimed Shares, have resulted in a decrease in the number of Shares held by the Trust from 494,466,664 to 108,242,821 (as adjusted to reflect refinements in the calculation of the number of Shares issued to the Trust under the Plan).

Under the Plan and the MetLife Policyholder Trust Agreement, dated as of November 3, 1999 (as amended, the "Trust Agreement"), by and among MetLife, the Issuer, Wilmington Trust Company (the "Trustee") and ChaseMellon Shareholder Services, L.L.C., as custodian (now known as Computershare Inc., the "Custodian"), a copy of which is attached as an exhibit to this statement, certain eligible policyholders of MetLife ("Trust
Eligible Policyholders") have been allocated a number of interests in the Trust ("Trust Interests") equal to the number of shares of Common Stock allocated to the Trust Eligible Policyholders in accordance with the Plan. The assets of the Trust principally are the Shares issued to the Trust for the benefit of the Trust Eligible Policyholders and permitted transferees (collectively, the "Beneficiaries"). The Shares are held in the name of the Trustee, on behalf of the Trust, which has legal title over the Shares. The Beneficiaries do not have legal title to any part of the assets of the Trust. The Trust Interests represent undivided fractional interests in the Shares and other assets of the Trust beneficially owned by a Trust Beneficiary through the Custodian.

The Trust Agreement provides the Trustee with directions as to the manner in which to vote, assent or consent the Shares at all times during the term of the Trust. On all matters brought for a vote before the stockholders of the Issuer, with the exception of a Beneficiary Consent Matter (as defined below), the Trustee will vote in accordance with the recommendation given by the Board of the Issuer to its stockholders or, if no such recommendation is given, as directed by the Board. On all Beneficiary Consent Matters, the Trustee will vote all of the Shares in favor of, in opposition to or abstain from the matter in the same ratio as the Trust Interests of the Beneficiaries that returned voting instructions to the Trustee indicating preferences for voting in favor of, in opposition to or abstaining from such matter. The Trust Agreement also contains provisions allowing Beneficiaries to instruct the Custodian to withdraw their allocated Trust Shares to participate in any tender or exchange offer for the Common Stock and to make any cash or share election, or perfect any dissenter's rights, in connection with a merger of the Issuer.

A "Beneficiary Consent Matter" is:
(i) a contested election of directors or, subject to certain conditions, the removal of a director,

(ii) a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets or a recapitalization or dissolution of the Issuer, if it requires a vote of stockholders under applicable Delaware law,

(iii) any transaction that would result in an exchange or conversion of the Shares for cash, securities or other property,

(iv) issuances of Common Stock prior to the first anniversary of the effective date of the Plan (the "Effective Date") at a price materially below the prevailing market price, if a vote is required to approve the issuance under Delaware law, other than issuances in an underwritten public offering or pursuant to an employee benefit plan,

(v) before the first anniversary of the Effective Date, any matter that requires approval by a vote of more than a majority of the outstanding stock of the Issuer entitled to vote thereon under Delaware law or the certificate of incorporation or the by-laws of the Issuer, and any amendment to the certificate of incorporation or by-laws of the Issuer that is submitted to a vote of stockholders for approval, and

(vi) proposals submitted to stockholders requiring the Board to amend the Issuer's stockholder rights plan, or redeem rights under that plan, other than a proposal with respect to which the Issuer has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law. The Issuer does not currently have a stockholder rights plan.

The Trust Agreement contains provisions enabling the Beneficiaries to withdraw the Shares allocated to them under the Plan and the Trust Agreement for resale or otherwise and to receive dividends on such Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As an entity, the Board of the Issuer beneficially owns 108,242,821 shares, or 16.28% of the Issuer's outstanding Common Stock. The Board of the Issuer is deemed to beneficially own the shares of Common Stock held by the Trust because the Board will direct the voting of these shares on certain matters submitted to a vote of stockholders. See Item 4.
Number of shares as to which each person has sole or shared power to vote or dispose: As an entity, the Board of the Issuer has shared voting power with respect to 108,242,821 shares of Common Stock.
Transactions in the class effected during the past sixty days: There were no transactions in the class of securities reported on that were effected by the Reporting Persons since April 28, 2025 other than transactions described in Item 4 which resulted in a decrease in the number of shares of Common Stock held by the Trust from 109,404,080 to 108,242,821.
Other persons with the right to receive dividends or sale proceeds: The Beneficiaries of the Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares allocated to them under the Plan and the Trust Agreement. See Item 4.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement under Rule 13d-1(k)(1)

## Signatures
- Board of Directors of MetLife, Inc., as an entity: *, Carlos M. Gutierrez (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, Carla A. Harris (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, Laura J. Hay (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, R. Glenn Hubbard (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, Jeh C. Johnson (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, William E. Kennard (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, Michel A. Khalaf (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, Diana L. McKenzie (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, Denise M. Morrison (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, Christian Mumenthaler (08/07/2025)
- Board of Directors of MetLife, Inc., as an entity: *, Mark A. Weinberger (08/07/2025)
Comment: *By /s/ John A. Hall John A. Hall Attorney-in-fact